Exhibit 20

Ford Motor Company

NEWS

IMMEDIATE RELEASE

Contact: Media Inquiries: Marcey Evans 313.594.4410 mevans13@ford.com	FORD’S 2002 OPERATING RESULTS IMPROVE BY $1.7 BILLION VS. PRIOR YEAR
• Full-year profit of 47 cents per share, excluding unusual items.
Securities Analysts: Anne Bork 313.323.8221 abork@ford.com	• Fourth-quarter profit of 8 cents per share, excluding unusual items. • Full-year Ford Credit profit of $1.38 billion, excluding unusual items.

Shareholder Inquiries: 800-555-5259 or 313-845-8540 stockinfo@ford.com	• Positive full-year automotive cash flow, excluding tax refunds. • Strong liquidity with $25 billion of automotive gross cash.
• Exceeded 2002 non-product cost reduction milestone of $2 billion.
Media Information Center 1.800.665.1515 or 1.313.621.0504 media@ford.com
DEARBORN, Mich., Jan. 21 — Ford Motor Company [NYSE: F] today reported a net loss, including unusual items and results from discontinued operations, of $980 million, or 55 cents per share, for full-year 2002.

On an operating basis, Ford earned $872 million, or 47 cents per share, in 2002. This excludes charges related to Statement of Financial Accounting Standard (SFAS) Nos. 142 and 133, the sale of Kwik-Fit, restructuring actions and other unusual items not related to results from discontinued operations.

Go to http://media.ford.com for news releases and high-resolution photographs.	In 2001, Ford reported a net loss of $5.45 billion, or $3.02 per share. Excluding charges for restructuring actions and other unusual items in 2001, the loss was $782 million, or 44 cents per share.

Revenue for 2002 was $162.6 billion, up more than 1 percent from $160.8 billion a year ago. Vehicle unit sales were 6,980,000, down slightly from 7,008,000 in 2001.

“In the first year of our turnaround, Ford improved its operating results by about $1.7 billion,” said Chairman and CEO Bill Ford. “Our earnings performance demonstrates that we are making solid progress toward the goals outlined in our Revitalization Plan. In 2002, we exceeded nearly all our commitments and are on track to reach our mid-decade target of an annual $7 billion pre-tax operating profit.”

Ford realized success in a number of areas throughout 2002:

•	Overall quality performance and customer satisfaction improved by all internal and external measures, in all major regions.

•	U.S. retail share improved during the year.

•	Ford Credit improved its operating results, lowered its leverage and paid $450 million in dividends, net of the January 2002 capital contribution.

•	Ford Motor Company has the world’s best-selling car (Ford Focus), truck (F-Series) and SUV (Explorer).

•	Ford was the best-selling brand of cars and trucks in the U.S. for the 16 th year in a row.

•	The F-Series pickup was the top-selling truck for the 26 th consecutive year and the Ford Explorer was the industry’s best-selling SUV in the U.S. for the 12 th year in a row.

•	Jaguar had its fourth consecutive record sales year in the U.S., with year-over-year sales improvement of 37 percent, and Land Rover enjoyed a U.S. sales record in 2002 with sales up 51 percent.

•	Products such as the Ford Thunderbird, Ford F-Series Super Duty, Lincoln Town Car and Volvo XC90 received accolades from customers and awards from a number of third-party sources.

“Now, as we move into 2003, we are accelerating our efforts. As we just demonstrated at the North American International Auto Show in Detroit, we have a lot of exciting new products coming and we are well on our way to the product-led recovery we’ve been talking about for the last 12 months,” said Mr. Ford.

Ford Motor Company, in its centennial year, will introduce an all-new F-150 pickup truck with five differentiated series that will span the full range of consumer wants and needs. In addition, Ford Motor Company will introduce new minivans for the Ford and Mercury brands in North America, the Ford Transit Connect (commercial vehicle) and the Ford StreetKa (Ford’s first European two-seat roadster) in Europe, and an all-new Jaguar XJ sedan. The first units of the Ford GT high-performance sports car also will be produced this summer.

FOURTH QUARTER

Ford reported a net loss of $130 million, or 7 cents per share, for the fourth quarter of 2002. This is an improvement from 2001 of $4.9 billion ($2.74 per share). Excluding charges for restructuring actions and other unusual items, Ford earned $150 million, or 8 cents per share. This is an improvement from 2001 of $1 billion (56 cents per share).

The non-recurring restructuring actions include primarily:

•	Reduction of 950 positions at Jaguar, Land Rover and Volvo;

•	Genk (Belgium) rationalization and transfer of Transit production to Ford Otosan in Turkey;

•	Improvements in Cologne (Germany) as a result of restructuring die-casting and forging operations, and other manufacturing actions.

Total revenue in the fourth quarter was $41.6 billion, up $869 million from a year ago, despite a decline in the number of units sold. Worldwide vehicle unit sales fell slightly in the fourth quarter to 1,791,000 from 1,813,000 a year ago.

The following discussion of fourth-quarter and full-year results excludes unusual items and includes results from discontinued operations in both years. The discontinued operations resulted from holding certain non-core businesses for sale. These include primarily Ford’s automotive recycling business in the U.S., the TH!NK electric vehicle business and the all-makes fleet leasing business in Europe, Australia and New Zealand.

AUTOMOTIVE OPERATIONS

Ford’s worldwide automotive operations posted a loss of $539 million, compared with a loss of $1.96 billion in 2001. Worldwide automotive revenue was $134.4 billion, an increase of nearly three percent versus a year ago.

In the fourth quarter, Ford’s worldwide automotive operations incurred a loss of $191 million on revenue of $34.7 billion, compared with a loss of $803 million on revenue of $33.6 billion in the fourth quarter of 2001.

Automotive gross cash at Dec. 31, 2002 totaled $25.3 billion, including $2.7 billion of pre-funding for employee benefit expenses through a Voluntary Employee Beneficiary Association (VEBA) trust. Gross cash exceeded automotive debt by $11.1 billion at year-end, $7.2 billion better than at Dec. 31, 2001. The company’s full-year automotive operating cash flow, excluding tax refunds, was positive.

North America: The loss in 2002 for Ford’s automotive operations in North America was $559 million on revenue of $94.1 billion. In 2001, those operations had a loss of $2.15 billion on revenue of $90.8 billion. The full-year improvement was primarily a result of the non-recurrence of costs associated with the customer safety initiative to replace Firestone tires and the re-stocking of dealer inventories, which were well below an optimal level at the end of 2001.

In the fourth quarter, Ford’s North America automotive operations posted a loss of $124 million, compared with a loss of $916 million a year ago. The improvement reflected better cost performance, net revenue and mix, offset partially by lower volume. Revenue was $23.3 billion, compared with $23.2 billion in 2001.

Europe: In Europe, Ford’s automotive operations earned $12 million during the full year in 2002, compared with a profit of $266 million in 2001. Revenue was $32.1 billion, an increase from $31.9 billion a year ago.

Automotive operations in Europe incurred a loss of $139 million on revenue of $9.2 billion in the fourth quarter of 2002. This compares with a fourth quarter 2001 profit of $61 million on revenue of $8.5 billion. The decline in earnings for both the fourth quarter and full year reflected a leaner product mix and lower dealer stocks, offset partially by higher market share.

South America: Ford automotive operations in South America incurred a loss of $296 million during full-year 2002, compared with the full-year loss of $225 million in 2001, more than explained by the effects of currency devaluation. Revenue was $1.6 billion, down from $2.2 billion in 2001.

Fourth quarter 2002 losses were $11 million on revenue of $354 million. This compares with a fourth quarter 2001 loss of $46 million on revenue of $466 million.

Rest-of-world: Ford’s automotive operations in the rest of the world earned a full-year profit in 2002 of $304 million, compared with $156 million in 2001. The improvement reflected better performance at Mazda and Ford’s Asia-Pacific operations. Revenue in 2002 was $6.6 billion, up $700 million from 2001.

In the fourth quarter of 2002, profits were $83 million, down from earnings of $98 million in 2001. Revenue was $1.8 billion compared to $1.5 billion during the same time period in 2001.

FORD CREDIT

Ford Motor Credit Company reported earnings of $1.38 billion in 2002, up $175 million from a profit of $1.2 billion a year ago. Return on equity was 9 percent in 2002, compared with 7 percent in 2001. The increase in earnings reflected primarily a lower provision for credit losses, offset partially by the net unfavorable impact of receivables sales and lower net financing margins. The provision for credit losses in 2002 was $3 billion, compared with $3.4 billion in 2001. At year end, the allowance for credit losses was $3.2 billion — 2.47 percent of end-of-period receivables.

In the fourth quarter of 2002, Ford Credit earned $382 million, up $376 million from the same period a year earlier. The improvement reflected a lower provision for credit losses and the net favorable impact of receivables sales, offset partially by lower net financing margins.

Ford Credit paid a dividend to Ford Motor Company of $700 million in December. For the full year, Ford Credit’s dividends, net of a January 2002 capital contribution, were $450 million.

HERTZ

Hertz reported full-year 2002 earnings of $127 million, up from $23 million in 2001. Hertz earned $16 million in the fourth quarter, compared to a loss of $58 million in the fourth quarter of 2001. The full-year and fourth-quarter improvements when compared to 2001 reflected increases in pricing and cost reductions.

OUTLOOK

“Although the outlook for the U.S. economy continues to be uncertain, we are looking for 2003 to be another good year for car and truck sales,” said Allan Gilmour, Ford vice chairman and chief financial officer. “Throughout this year, Ford Motor Company will remain focused on improving total cost and will accelerate its implementation of the key Revitalization Plan elements. I am pleased with the significant progress we made in 2002, and I am confident that our progress will continue into 2003 and beyond.”

Ford is estimating that industry demand will be about 16.5 million vehicles in the U.S. Its North American production plans call for producing 1,035,000 cars and trucks in the first quarter — up 25,000 units from production plans released earlier this month.

Investors can hear a review of fourth quarter and full-year 2002 results by Bill Ford, Allan Gilmour and President and Chief Operating Officer Nick Scheele on the Internet at www.shareholder.ford.com or www.streetevents.com. The presentation will begin at 9 a.m. EST, Jan. 21.

Ford Motor Company, headquartered in Dearborn, Michigan, is the world’s second largest automaker, with approximately 335,000 employees in 200 markets on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Quality Care and Hertz. Ford Motor Company will officially observe its 100 th anniversary on June 16, 2003.

-###-

Statements included or incorporated by reference herein may constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

•	greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors;

•	a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth, geo-political events or other factors;

•	lower-than-anticipated market acceptance of new or existing products;

•	work stoppages at key Ford or supplier facilities or other interruptions of supplies;

•	the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;

•	increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions;

•	unusual or significant litigation or governmental investigations arising out of alleged defects in our products or otherwise;

•	worse-than-assumed economic and demographic experience for our post-retirement benefit plans (e.g., investment returns, interest rates, health care cost trends, benefit improvements);

•	currency or commodity price fluctuations;

•	a market shift from truck sales in the U.S.;

•	economic difficulties in South America or Asia;

•	reduced availability of or higher prices for fuel;

•	labor or other constraints on our ability to restructure our business;

•	a change in our requirements under long-term supply arrangements under which we are obligated to purchase minimum quantities or pay minimum amounts;

•	a further credit rating downgrade;

•	inability to access debt or securitization markets around the world at competitive rates or in sufficient amounts;

•	higher-than-expected credit losses;

•	lower-than-anticipated residual values for leased vehicles;

•	increased price competition in the rental car industry and/or a general decline in business or leisure travel due to terrorist attacks, act of war or measures taken by governments in response thereto that negatively affect the travel industry; and

•	our inability to implement the Revitalization Plan.